To:	Securities and Exchange Commission

Washington, D.C. 20549

RE:	IBERIABANK CORPORATION
Registration Statement on Form S-3
File No. 333-139984

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, IBERIABANK Corporation hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to March 20, 2007, or as soon thereafter as possible.

In connection with this acceleration request, IBERIABANK Corporation hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IBERIABANK CORPORATION

By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

Date: March 20, 2007

Edward B. Crosland, Jr. Direct Dial 202-944-1101 Direct Fax 202-944-1109 ecrosland@joneswalker.com

March 20, 2007

VIA EDGAR

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

600 F Street, N.W.

Washington, DC 20549

Re:	IBERIABANK Corporation
Registration Statement on Form S-3
File No. 333-139984

Dear Mr. Windsor:

Enclosed is an acceleration request from IBERIABANK Corporation requesting that the effective date of the above-captioned Registration Statement be on March 20, 2007, or as soon thereafter as possible.

We greatly appreciate your consideration and cooperation in this matter.

Please call me if you have any questions or require additional information.

Sincerely,

/s/ Edward B. Crosland, Jr.
Edward B. Crosland, Jr.

EBC/evg

Enclosure

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

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